Ortek Therapeutics, Inc.



ANNUAL REPORT

4 Expressway Plaza, Suite 206

Roslyn Heights, NY 11577

(516) 484-4500

http://ortekinc.com

This Annual Report is dated March 28, 2023.

BUSINESS

Ortek Therapeutics, Inc. ("Ortek" or the "Company") is a C -Corporation organized under the laws of the state of Delaware on March 20, 1998, and is headquartered in Roslyn Heights NY. Ortek Therapeutics, Inc. is a medical device and functional food company that provides revolutionary products for the professional and consumer oral care markets.

Our cutting-edge early cavity detection device, the Ortek-ECD has been cleared by the FDA and has been purchased by hundreds of dentists in the US. The ECD helps dental professionals diagnose and monitor cavities and can immediately and accurately detect tiny cavities often missed by X-rays. The ECD is patented internationally and does not use ionizing radiation.

Ortek's BasicBites are delicious candy-like sugar-free soft chews that have been clinically shown to help maintain enamel health by utilizing breakthrough oral microbiome technology. Ortek's mission is to offer its breakthrough oral care products to dental professionals and consumers throughout the world.

The commercialization of the ECD and BasicBites are the result of long-standing product licensing and research agreements with the Research Foundation for the State University of New York (the Foundation) and Stony Brook University School of Dental Medicine. The issued patents covering the Ortek-ECD technology are owned by the Foundation and licensed to Ortek on an exclusive worldwide basis. Due to the commercialization of our products, we no longer have ongoing research agreements with the Foundation.

Previous Offerings

The company had one previous offering in the last three years. A Crowdfunding equity offering of common stock was initiated and closed in 2022. The offering was conducted through the StartEngine Crowdfunding platform. The max number of shares offered was 1,070,000. The company raised $114,571.07. Terms were $1 per share. Min investment was $250. Max investment was $25,000. The offering closed on September 7th, 2022.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Operating results

Year ended December 31, 2022, compared to the year ended December 31, 2021

The following discussion is based on our unaudited operating data and is subject to change

Revenue

Net Revenue for fiscal year 2022 was $466,824 compared to fiscal year 2021 revenue of $445,252. We are currently selling two cutting-edge oral care products in the United States, our FDA cleared advanced early cavity detection system and our soft chew product for enamel health. We believe that the U.S. is the most important market for us to demonstrate success with our oral care products category, so we will continue to spend the vast majority of our marketing and sales efforts in the U.S. during 2023 and will evaluate opportunities to expand our product lines internationally.

Cost of sales

Cost of sales in 2022 was $169,880, compared to $112,341 in 2021. This increase was due to the added cost of materials as a result of inflation.

Gross profit

2022 gross profit was $296,944, compared to 2021 gross profit of $332,911.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, patent expenses and cost of goods sold. Operating expenses in 2022 were $891,383 compared to $947,459 in 2021.

Historical results and cash flows:

The Company is currently in the early revenue-generating stages. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the successful ending of a sublicense agreement and associated royalty payments. Prior to year ended 2021, cash was primarily generated through product sales and royalty income. Our goal is to increase sales from existing and future products. With the completion of royalty income, the Company's historical cash flows are not representative of what is to be expected in the future.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $462,038.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Mitchell Goldberg

Mitchell Goldberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: March, 1998 - Present

Responsibilities: As president, Mr. Goldberg is responsible for all of the company's day to day operations. These responsibilities include overseeing finance, marketing, manufacturing, regulatory affairs and business strategies. Mr. Goldberg's annual salary is $240,000.

Position: Secretary

Dates of Service: March, 1998 - Present

Responsibilities: As Secretary, Mr. Goldberg keeps records of board proceedings, serves notice of stockholder and board meetings, keeps all relevant corporate records, and maintains current lists of stockholders eligible to vote at shareholder meetings.

Position: Treasurer

Dates of Service: March, 1998 - Present

Responsibilities: The Treasurer maintains custody of corporate funds & securities, keep accounts of corporate receipts and disbursements, deposit and disburse corporate funds as directed by board authorization.

Position: Director

Dates of Service: March, 1998 - Present

Responsibilities: He oversees the Company's business operations, financial performance, investments, and ventures. Supervising, guiding, and delegating executives in their duties. Ensuring company policies and legal guidelines are clearly communicated.

Name: Steven Sablotsky

Steven Sablotsky's current primary role is with Retired. Steven Sablotsky currently services Does not "work" at the company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: March, 1998 - Present

Responsibilities: Strategic planning. Mr. Sablotsky is an unpaid Director. Mr.Sablotsky is professionally retired however spends approximately 5 hours per week serving as Director.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mitchell Goldberg

Amount and nature of Beneficial ownership: 6,428,000

Percent of class: 28.1

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Common Stock

The amount of security authorized is 30,000,000 with a total of 22,871,319 outstanding.

Voting Rights

Each share of capital stock is entitled to one vote. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", "Ortek", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it's a better option than competing products, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment indefinitely and cannot expect to be able to liquidate any or all of your investment. For no less than 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may permit the transfer of your securities out of your name only when your request for transfer is accompanied by an opinion of counsel reasonably satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or blue sky laws. If the Company cannot raise sufficient funds it will not succeed • The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We could need access to credit in order to support our working capital requirements as we grow. Interest rates have risen and it is difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment • We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds • Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing medical devices and functional food products. Our revenues are therefore dependent upon the market for online capital formation. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will likely need to raise more funds in the future, and if it is not able to, such inability to raise additional funds may impact the financial statements and operations of the Company. Even if we do make a successful offering in the future, the terms of that subsequent offering might result in your investment in the Company being worth less than what you invested because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our products could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ortek or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ortek could harm our reputation and materially negatively impact our financial condition and business. Product liability claims The sale of dental medical devices and food products involves the risk of product liability claims against us. Claims could exceed our product liability insurance coverage limits. Our insurance policies are subject to various standard coverage exclusions, including damage to the product itself, personal injury, losses from recall of our products. We cannot be certain that we will be able to successfully defend any claims against us, nor can we be certain that our insurance will cover all liabilities resulting from such claims. In addition, we cannot provide assurance that we will be able to obtain such insurance in the future on acceptable terms. Any product liability claims could adversely affect our business, financial condition and operations. Dependance on key manufacturers and suppliers • We depend on key manufacturers and suppliers for our products. Any manufacturing delays would disrupt our business while we locate new manufacturers and suppliers. Additionally, certain components in our products are specialized and only available from a single source. Consequently, any delays in the manufacturing of our products or the availability of supplies could adversely affect our business, financial condition and operations. COVID-19 Pandemic Outbreak Our business, operations and financial condition and results have been and may continue to be impacted by the COVID-19 pandemic. The pandemic has presented numerous risks and challenges for our business, including the past closing of dental offices, the cancellations of major dental shows and smaller meetings. Future impacts could include travel limitations, manufacturing disruptions, supply chain disruptions and component shortages. Any future disruptions from COVID -19, it's variants or new pandemics could adversely affect our business, financial condition and operations. There is no public trading market for the securities and none may develop. The securities sold in this offering are restricted and no freely transferable. Any common stock purchased through this crowdfunding campaign is subject to state and federal security laws, which among other things, impose restrictions on transferability of securities. There is currently no public or private market for the Company's securities, and there can be no assurance that any such market would develop in the foreseeable future. This means that the securities that you purchase cannot be resold unless they are subsequently registered or an exemption from registration is available. There is therefore, no assurance that the securities can be resold at all, or near the offering price. You will be required to represent that you are acquiring the securities for investment and not with a view to distribution or resale, that you understand that the securities and not freely transferable and, in any event that you must bear the economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Securities Act of 1933 (the "Securities Act") or applicable state Blue Sky or securities laws. • There is no active trading market for the securities being offered and no market may develop in the foreseeable future or at all for any such securities. There can also be no assurance that the Company will consummate a public offering of the Company's securities. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time. Even if an active market develops for such securities, Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a private offering, a six- month holding period following the acquisition of such securities assuming the issuer (i.e. the Company) has filed periodic reports with the SEC under the Securities Exchange Act of 1934 ("Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holder period before they can be resold under Rule 144. There can be no assurances that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability. Legal and Regulatory Risks Ortek is subject to numerous governmental laws and regulations and it can be costly to comply with these regulations and to develop compliant products and processes. Our cavity detection device is subject to extensive and rigorous FDA regulations. No assurance can be given that Ortek will remain in compliance with applicable FDA and other regulatory requirements. These requirements include manufacturing practices, QSR, record keeping, product labeling, packaging, advertising and post marketing reporting, including adverse event reports. We have registered with the FDA and we are subject to announced and unannounced facility inspections by the FDA, as are our subcontractors. Any non-compliance of these requirements could result in regulatory actions that could adversely affect our business, financial condition and operations. Sarbanes Oxley Act of 2002 and may lack the financial controls and procedures of public companies. The Company's financial controls and procedures more accurately reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations. Dependence on Key Personnel • The success of the Company is substantially dependent on the services of its President, Mitchell Goldberg. The Company also relies on, independent advisors, contractors and consultants to provide certain services to the Company. There can be no assurance that such services will continue to be available to the Company on a timely basis when needed, or that the Company could find qualified replacements. The Company's operations therefore are dependent upon a limited number of a key employee, contractors and consultants and the loss of the services of these or other key personnel could have a material adverse effect upon the Company. The Company does not maintain key man insurance on the lives of its executive officer. THE SECURITIES OFFERED BEING OFFERED BY THE COMPANY INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY PERSONS OR ENTITIES WHICH CANNOT AFFORD THE LOSS OF THEIR TOTAL INVESTMENT. PROSPECTIVE INVESTORS SHOULD GIVE CAREFUL CONSIDERATION TO THE FOLLOWING RISK FACTORS. The following does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Company or other factors applicable to a determination of the suitability of such an investment for any investor. Prospective investors should review all information provided regarding the Company and consult with their own professional advisors, before deciding to invest in the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 28, 2023.

Ortek Therapeutics, Inc.

By   /s/ *Mitchell Goldberg*

Name: <u>Ortek Therapeutics, Inc.</u>

Title: President, Secretary, Treasurer, Director

Exhibit A

FINANCIAL STATEMENTS

Ortek
Therapeutics, Inc.

I, Mitchell Goldberg, the president of Ortek Therapeutics Inc hereby certify that the financial statements of Ortek Therapeutics, Inc and notes thereto for the periods ending 2022 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Ortek therapeutics, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 20th of March, 2023

[signature] (Signature)

President (Title)

03/20/2023 (Date)

4 Expressway Plaza Ste. 206 Roslyn Heights NY 11577 tel: 516 / 484.4500 www.ortekinc.com

ORTEK THERAPEUTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

ORTEK THERAPEUTICS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31, (USD $ in Dollars)	2022	2021
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 462,038	$ 981,561
Inventory	180,238	103,721
Total Current Assets	**642,276**	**1,085,282**
Intangible Assets	242,964	320,953
Total Assets	$ **885,240**	$ **1,406,235**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other Current Liabilities	$ 3,787	$ 28,530
Total Current Liabilities	**3,787**	**28,530**
Total Liabilities	**3,787**	**28,530**
STOCKHOLDERS EQUITY		
Common Stock	2,287	2,274
Additional Paid in Capital	1,047,895	949,720
Retained Earnings/(Accumulated Deficit)	(168,729)	425,711
Total Stockholders' Equity	**881,453**	**1,377,705**
Total Liabilities and Stockholders' Equity	$ **885,240**	$ **1,406,235**

See accompanying notes to financial statements.

ORTEK THERAPEUTICS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	466,824	$	445,252
Cost of Revenue		169,880		112,341
Gross profit		296,944		332,911
Operating expenses				
General and Administrative		691,666		802,597
Sales and Marketing		199,718		144,863
Total operating expenses		891,383		947,459
Operating Income/(Loss)		(594,439)		(614,548)
Interest Expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(594,439)		(614,548)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(594,439)**	**$**	**(614,548)**

See accompanying notes to financial statements.

ORTEK THERAPEUTICS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2022 and 2021

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2020	22,713,774	$ 2,271	$ 949,720	$ 1,040,258	$ 1,992,250
Issuance of Stock	24,000	2	-	-	2
Net income/(loss)	-	-	-	(614,548)	(614,548)
Balance—December 31, 2021	22,737,774	2,274	949,720	425,711	1,377,705
Issuance of Stock	133,545	13	98,175	-	98,188
Net income/(loss)	-	-	-	(594,439)	(594,439)
Balance—December 31, 2022	**22,871,319**	**$ 2,287**	**$ 1,047,895**	**$ (168,729)**	**$ 881,453**

See accompanying notes to financial statements.

ORTEK THERAPEUTICS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31, (USD $ in Dollars)		2022		2021
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(594,439)	$	(614,548)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		77,989		77,989
Changes in operating assets and liabilities:				
Inventories		(76,517)		(35,423)
Other Current Liabilities		(24,743)		5,892
Net cash used in operating activities		(617,711)		(566,090)
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stock		98,188		2
Net cash provided/(used) by financing activities		**98,188**		**2**
Change in Cash		(519,523)		(566,087)
Cash—beginning of year		981,561		1,547,649
Cash—end of year	$	**462,038**	$	**981,561**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

ORTEK THERAPEUTICS INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

1. NATURE OF OPERATIONS

Ortek Therapeutics Inc. was incorporated on March 20, 1998, in the state of Delaware. The financial statements of Ortek Therapeutics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Roslyn Heights, New York.

Ortek is a medical device and functional food company specializing in oral care products. The company's two commercial products are the Ortek-ECD and BasicBites. The ECD is a cavity detection device and BasicBites are candy-like soft chews that support enamel health. Both products are sold online through the company's website and are fulfilled directly by the company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $212,038 and $731,561, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees, legal patent, and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as fifteen years.

Income Taxes

Ortek Therapeutics Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its oral care products.

Cost of sales

Costs of goods sold include manufacturing expenses, purchases, and royalties.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 20222 and 2021 amounted to $199,718 and $114,863, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2022	2021
Finished goods	180,238	103,721
Total Inventories	$ 180,238	$ 103,721

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Accrued payable	3,787	22,638
Total Other Current Liabilities	$ 3,787	$ 22,638

5. INTANGIBLE ASSETS

As of December 31, 2022 and 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Patent	$ 1,180,476	$ 1,180,476
Intangible assets, at cost	1,180,476	1,180,476
Accumulated amortization	(937,512)	(859,523)
Intangible assets, net	$ 242,964	$ 320,953

All intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2022 and 2021 were in the amount of $77,989 and $77,989, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 77,989
2024	77,989
2025	77,989
2025	8,997
Total	$ 242,964

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares of Common Shares class with par value of $0.0001. As of December 31, 2022 and 2021, 22,871,319 and 22,713,774 shares have been issued and are outstanding, respectively.

In 2022, the Company issued 133,545 shares pursuant to a Regulation CF offering for net proceeds of $98,188.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and 2021 consists of the following:

As of Year Ended December 31,	2022		2021
Net Operating Loss	$ 6,000	$	(183,381)
Valuation Allowance	(6,000)		183,381
Net Provision for income tax	$ -	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022 and 2021 are as follows:

As of Year Ended December 31,	2022		2021
Net Operating Loss	$ (177,381)	$	(183,381)
Valuation Allowance	177,381		183,381
Total Deferred Tax Asset	$ -	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 20222 and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

There are no related party transactions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through March 17, 2023, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Mitchell Goldberg, Principal Executive Officer of Ortek Therapeutics, Inc., hereby certify that the financial statements of Ortek Therapeutics, Inc. included in this Report are true and complete in all material respects.

Mitchell Goldberg

President, Secretary, Treasurer, Director